[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8428

Fax: (212) 859-4000

daniel.bursky@friedfrank.com

February 6, 2017

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Expo Event Holdco, Inc. Draft Registration Statement on Form S-1 Filed December 19, 2016 CIK No. 0001579214

Dear Ms. Ransom:

This letter sets forth the response of Expo Event Holdco, Inc. (the “Company”) to the comment letter, dated January 18, 2017, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, submitted confidentially on December 19, 2016 (the “Draft Registration Statement”). This letter is being submitted confidentially with Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show the changes to the Draft Registration Statement.

General

1.	Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d) of the Securities Act. If and to the extent any such written communications are presented, published or distributed hereafter, the Company will supplementally provide the Staff with copies of such written communications.

Market and Industry Data, page ii

2.	Please disclose the measure or measures by which Stax has characterized certain trade shows as “leading” within the trade shows’ industry verticals, with a view to providing context for your statement that your trade shows “typically hold market-leading positions within their respective industry verticals.”

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page ii in Amendment No. 1 to provide further explanation of the basis on which it makes the “leading” and “market-leading” statements, and to further explain the third-party support available for such statements. In particular, the Company also respectfully refers the Staff to paragraphs three and four under “Market and Industry Data” on page ii as revised.

Securities and Exchange Commission

February 6, 2017

Prospectus Summary

Our Company, page 1

3.	Please provide support for your statement that you “are the largest operator of business-to-business (‘B2B’) trade shows in the United States” and disclose by what measure you are making this statement.

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 1 to clarify that the Company is the largest operator of B2B trade shows on the basis of the net square footage (“NSF”) of the trade shows it operates, and included additional disclosure on page 8 of Amendment No. 1 to add third-party support for this statement. The third-party support that the Company relies on for these statements is published on Trade Show News Network’s (“TSNN”) website at: http://www.tsnn.com/toplists-us. The Company also notes that trade shows by definition are typically business-to-business events.

Our Strengths, page 8

4.	Please disclose the basis for your statement that you “sell more NSF and operate more large-scale and fast-growing trade shows in the United States than any other operator.” Please also disclose what you mean by the terms “large-scale” and “fast-growing.”

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages ii and 8 to provide further explanation of the basis on which it makes these statements, and to further explain the third-party support available for such statements.

Our Sponsor, page 14

5.	Please also disclose in this section that you have provided in your amended and restated certificate of incorporation that the doctrine of “corporate opportunity” will not apply with respect to Onex or certain related parties or any of your directors that are employees of Onex or its affiliates and that the interests of Onex may conflict with those of other shareholders.

Response:

The Company has revised the disclosure on page 14 in Amendment No. 1 in response to the Staff’s comment to include a reference to the percentage of voting stock expected to be held by Onex following the offering and to include cross-references to descriptions of the waiver of the doctrine of “corporate opportunity” provided to Onex and potential conflicts of interest between Onex and other holders of the Company’s common stock that appear elsewhere in Amendment No. 1.

Summary Consolidated Financial Data, page 17

6.	We note your presentation of Adjusted Net Income. We further note that you have included an adjustment for amortization of acquired intangible assets. It appears that this adjustment may be inconsistent with Question 100.04 of the C&DI on Non-GAAP financial measures. Please tell us how you considered this guidance.

Response:

The Company respectfully advises the Staff that it does not believe that its presentation of Adjusted Net Income, which reflects an adjustment that adds back the amount of expense associated with amortization of acquired intangible assets, violates Rule 100(b) of Regulation G in the manner described in Question 100.04 of the C&DI on non-GAAP financial measures.

The Company uses Adjusted Net Income as presented in its initial filing with the Commission as a supplemental measure of performance in addition to presenting net income presented in accordance with GAAP. The Company excludes the impact of the expense related to amortization of acquired intangible assets, in particular, because the Company believes that including performance measures such as net income without adjusting for this non-core, non-cash aspect of its operating performance would make it more difficult for investors and investment analysts to evaluate period-over-period performance of the Company’s core trade show operations. Further, the Company believes that the level of detail included in the footnotes to the Adjusted Net Income reconciliation table should mitigate any concern that the adjustment to exclude amortization of intangibles could be viewed as misleading.

Securities and Exchange Commission

February 6, 2017

The amounts reflected in the adjustment for amortization of (acquired) intangible assets in the Adjusted Net Income reconciliation table principally reflect the impact of amortization of assets associated with customer relationships acquired when the Company completes an acquisition of a trade show or event. The Company’s business strategy over the past three fiscal years has included opportunistic acquisitions of events or trade show properties that the Company believes will be accretive to its business. Because these acquisitions typically relate to trade shows or events that are relatively “asset-light” in terms of tangible assets, amounts associated with amortization of the acquired intangibles, as required by GAAP, may be significant in periods following the date of such acquisitions. The Company believes that deduction of the amount of such amortization from net income as reported in accordance with GAAP, if not supplemented by disclosure of what the Company’s results would be without deducting amortization expense, may present a distorted view to investors of the profitability and performance of the Company’s core operations. The Company believes that comparability of results that do not adjust for amortization of acquired intangibles is further reduced by the potential for volatility when assets associated with larger acquisitions are fully amortized: For example, the amortization periods for assets acquired in connection with the acquisition of the Company by Onex in 2013 and the George Little Management, LLC (“GLM”) acquisition in 2014 will end in June 2023 and January 2024, respectively. Because of the size of these transactions, net income for the periods in which the amortization is complete may appear to spike if earlier periods are not adjusted to remove the impact of such amortization.

Additionally, amounts associated with amortization of acquired intangible assets have historically fluctuated from year to year and the Company expects these fluctuations to continue into future periods as it pursues its strategy of growth through acquisitions. Expense associated with amortization of acquired intangible assets was $34.7 million and $36.8 million for the years ended December 31, 2014 and 2015, respectively, and $28.5 million for the nine months ended September 30, 2016 (which, on an annualized basis, would be $38.6 million for the year ended December 31, 2016). In a future filing, the Company intends to include its results of operations for additional completed fiscal periods, which will illustrate the fluctuations in expense associated with amortization of acquired intangibles during periods in which the Company has engaged in relatively more or less acquisition activity. The Company believes the exclusion of this expense in calculating Adjusted Net Income supplementally provides relevant and useful information to investors assessing the Company’s performance by presenting the results of the Company’s core operations on a normalized, run-rate basis unaffected by the noncash impact of the required accounting treatment of acquired intangible assets.

In addition, the Company believes its presentation of net income reported in accordance with GAAP, Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow together provides investors and other readers with specific and detailed analysis of the Company’s results both with and without the impact of certain items that the Company does not view as representative of its core operations. The Company notes further that it has not adjusted for other components of depreciation and amortization that are more closely aligned with the Company’s operating strategy, namely depreciation of property and equipment and amortization of computer software, in presenting Adjusted Net Income.

7.	We note your presentation of Adjusted Free Cash Flow. We further note that you have excluded the management fee and other items that appear to be mainly acquisition and transition costs. Please tell us how you considered Item 10(e)(1)(ii) of Regulation S-K that prohibits excluding charges or liabilities that required or will require cash settlement from a non-GAAP liquidity measure.

Response:

The Company respectfully acknowledges the Staff’s comment and the prohibitions included within Item 10(e)(1)(ii)(A) of Regulation S-K. The Company believes that its presentation of Adjusted Free Cash Flow, which excludes the management fee and “other items”, provides a supplemental measure of liquidity that assists management and investors in assessing the Company’s ability to generate cash over and above the amount needed to maintain and grow its business and make mandatory debt payments. Further, because Adjusted Free Cash Flow is used as a supplemental measure of operating liquidity, and because the footnotes accompanying the Adjusted Free Cash Flow reconciliation table provide specific detail with respect to the nature and amount of such expenses in each period presented, the Company believes that the presentation of Adjusted Free Cash Flow is not misleading to investors.

Adjusted Free Cash flow as presented provides management and investors with the ability to compare the cash generated across reporting periods without the impact of cash flows that fluctuate in a way that could distort the underlying cash generation profile of the business. In particular, the Company believes the following adjustments assist in providing a more comparable period-to-period view of cash flows from operations:

Securities and Exchange Commission

February 6, 2017

Exclusion of Management Fee

The Company believes that adjustment for the amount of the management fee paid by the Company to Onex from Adjusted Free Cash Flow is appropriate because the fee arrangement will be terminated upon the completion of the initial public offering of the Company’s common stock. Because this fee represented a use of cash in the historical periods presented that will not be applicable in future periods following the offering, the Company believes that a supplemental presentation of cash flows from operations that is not affected by the amount of such fee is useful to an investor’s understanding of the cash flow trends that may be expected once the Company is public.

Exclusion of “Other items”

The Company’s adjustment for “Other items” appearing in the Adjusted Free Cash Flow reconciliation is intended to mitigate the impact principally of acquisition-related costs because of the variability and discrete nature of the transactions involved. Acquisition and transition costs in any given period will depend on the size, timing and location of the trade shows or events acquired in a particular period. Because the relative size and timing of acquisitions may be opportunistic, depending on factors outside the Company’s control such as local market conditions, sale price and commercial desirability of trade shows available for sale, the Company believes that the removal of acquisition- and transition-related costs from Adjusted Free Cash Flow provides supplemental disclosure that facilitates period-over-period comparisons without the potentially distorting effect of higher or lower levels of acquisition-related activity in one period versus another. The Company further notes that though transaction costs appear as a significant component of “Other items” in each of the periods presented in the Draft Registration Statement, such costs are unpredictable from period to period and do not fundamentally represent ongoing operating uses of cash. Rather these acquisition- and transition-related expenses relate to specific transactions that, once completed, do not recur. While the Company opportunistically enters into acquisition transactions, pursuing acquisitions is discretionary and management could curtail these activities.

Use of Proceeds, page 39

8.	We note that you may use a portion of the net proceeds for acquisitions. Please revise, if applicable, to disclose the status of any negotiations with respect to any future acquisition. Please refer to Instruction 6 to Item 504 of Regulation S-K. Please also provide us with your assessment of the significance and probability of any such acquisition. Refer to Rule 3-05 of Regulation S-X.

Response:

The Company respectfully advises the Staff that it is not currently in negotiations with respect to the potential acquisition of any particular company or business that would be “significant” for purposes of Regulation S-X. As part of the Company’s ongoing business strategy, and as disclosed on pages 68, the Company regularly evaluates acquisition candidates that it believes would be complementary to its business. The Company has completed 12 acquisitions within the past 3 years, most of which are “tuck-in” acquisitions funded with cash from operations. The Company expects that future tuck-in acquisitions will be a part of its operating and growth strategy going forward. However, because the Company has not at present identified any acquisition targets that it believes would be “significant” for purposes of Regulation S-X, the Company advises the Staff that it does not currently expect to include further disclosure pursuant to Instruction 6 of Regulation S-K Item 504. The Company confirms that it will continue to monitor and update this disclosure as appropriate.

Capitalization, page 41

9.	We note that you have provided your consolidated capitalization on an adjusted basis that gives effect to the issuance of shares of common stock in this offering and the intended use of the net proceeds to repay debt. We further note that you have not provided any pro forma financial statements under Article 11 of Regulation S-X. Please tell us if you intend to include pro forma information for the assumed debt paydown with equity proceeds in a future amendment of this registration statement. We may have further comments.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that because the transaction size and use of proceeds for the offering have yet to be determined, the Company has not yet made a final determination regarding the amount and use of proceeds, and therefore is not currently able to conclude whether any potential repayment of indebtedness would have a material impact on the Company’s results of operations for the historical periods presented. As a result, the Company has not yet reached a final determination as to whether pro forma financial statements under Article 11 of Regulation S-X will be required. To the extent pro forma financial statements under Article 11 of Regulation S-X are required as a result of the intended transaction size and use of proceeds, the Company will include such disclosure in a future Amendment.

Securities and Exchange Commission

February 6, 2017

Management’s Discussion and Analysis of Financial Condition

Results of Operations, page 52

10.	We note that organic trade show revenue increased by $8.1 million in the fiscal period ended September 30, 2016 as compared to the prior period. Please separately quantify the change in revenues attributable to increases in price and increases in volume, to the extent practicable. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-6835.

Response:

The Company advises the Staff that it has not presented separate quantification of changes in revenues attributable to changes in price versus changes in volume. Management has not historically utilized aggregate price or aggregate NSF to assess the Company’s financial performance, including its period-over-period revenue trends. The Company believes such a presentation is not meaningful to investors for the following reasons:

•	Across the Company’s many events, price rates vary significantly, depending on the venue hosting the event, different tiers of cost associated with luxury events as opposed to low-priced-goods events, and various other market conditions. For example, the Company has changed the size of booths in some shows from 8’x10’ to 10’x10’ to standardize and assist in floor planning and to allow for better display options for the exhibitor. The change in this example produces a 25% increase in volume, but the Company might only increase the average booth price by 5%. Accordingly, it would appear numerically that the Company’s yield per square foot (i.e., price) has declined while volume has increased significantly, but the Company focuses on the 5% overall revenue increase.

•	Even within any given show, there are a variety of reasons why the price and volume trends may not accurately or completely capture the year-over-year trends. For example, (i) different booths are priced differently depending on their location within the show floor; (ii) the timing of booth space purchases impacts effective prices, as earlier purchases are priced lower than late purchases, and (iii) different booth packages are priced differently. As such, the price-volume relationship would not fully reflect year-over-year performance even when analyzing the performance of a specific show as there is a possibility that revenue rate cards and consolidated NSF can both increase, even while total booth revenue for that show decreases year-over-year depending on exhibitors’ selection of when to purchase their space, the type of booth purchased, and the booth package selected.

•	In each of the past three fiscal years, revenue generated by selling booth space to exhibitors has accounted for approximately 70-75% of the Company’s annual revenue. As such, a decomposition of overall revenue growth into booth space price and booth space volume growth would exclude revenue sources representing approximately 25-30% of total revenue, including sponsorship revenue, conference revenue, cancellation fee revenue, advertising revenue, commission revenue, registration revenue, and publication revenue, among other smaller revenue streams.

Although aggregate NSF can be used as a proxy for the overall size of the Company’s operations, period-over-period changes in NSF that do not relate to the addition of new shows or events do not provide direct insight that management finds useful in evaluating factors contributing to changes in revenue. Similarly, although the Company monitors price rates set for each show, the effective price rate achieved, either by show, or at an aggregate level across the portfolio, is not a metric that is utilized by management to assess the performance of the business.  Rather, the performance is evaluated at the aggregate revenue level in a manner consistent with the level of disclosure presented in the Draft Registration Statement.

11.	Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues or expenses, such as strong volume demand, modest price increases or lower costs, please provide your readers with clarification of the underlying drivers of those changes.

Response:

The Company has revised the disclosure on pages 53 and 54 in Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

February 6, 2017

Critical Accounting Policies and Estimates

Goodwill and Trade Name Intangibles, page 59

12.	You state in the final sentence that you determined you operate under one reporting unit and asset grouping. Please explain in detail how you determined that you operate in only one reporting unit given your three active wholly-owned subsidiaries, your broadly defined industry sectors, multiple trade shows and various acquisitions. Please explain any other relevant factor(s) you considered in arriving at your conclusion.

Response:

The Company respectfully advises the Staff that with respect to its reporting unit determination, management considered Accounting Standards Codification (“ASC”) 350-20-35-34, which states: “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component”. ASC 280-10-50-7 defines segment management as a person or function “who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment”.

Pursuant to ASC 280, the Company identified its Chief Executive Officer (“CEO”) as its chief operating decision maker (“CODM”) based on an evaluation of the Company’s organizational structure, operations, compensation programs, and the identity of the individual responsible for allocating resources and assessing performance. The CEO has decision-making responsibility for all aspects of the business, including matters related to personnel, trade show sales and operations. The CEO is also the individual who assesses the operating results of the business and has autonomy to allocate resources. The CEO reviews the Company’s operations and manages the business on a consolidated basis. In accordance with ASC 280-10, the Company has concluded that it has one operating segment.

When considering whether the Company has segment management below the CODM, management considered guidance within ASC 350-20-55-5, which states: “Segment management, as defined in paragraphs 280-10-50-7 through 50-8, is either a level below or the same level as the chief operating decision maker”.

The Company’s primary business functions include trade show sales and marketing, trade show operations and other corporate support functions. The trade show sales and marketing function is responsible for managing trade show revenue, while the trade show operations function is responsible for planning and organizing trade show activities and the Company’s other corporate support function performs administrative activities. Each of these functions is overseen by one or more Company employees.

For instance, there are currently five sales and marketing executives who are responsible for the sales and marketing activities of the Company’s trade shows and other non-trade show activities (i.e., publications and digital services in support of trade shows). While these executives are assigned specific portfolios of trade shows and non-trade show activities, they have limited oversight over the operations, and responsibility only over costs that are directly related to their primary responsibilities (e.g., direct marketing and promotional materials) in their portfolios. Further, it is not uncommon for trade shows to be re-allocated amongst the sales and marketing executives based on capacity, or assigned to a new executive when promoted or as a result of trade show acquisitions, dispositions or discontinuations. This allocation is done largely for workload balancing and not for other fundamental strategic reasons. Additionally, trade shows are not allocated to the sales and marketing executives strictly by industry sector or legal entity. Therefore, these portfolios are not considered operating segments or components and the five sales and marketing executives are not considered segment management.

The trade show operations function is responsible for trade show planning, logistics, contracting, research and providing digital and marketing support across all of the Company’s trade shows. These activities are divided among three different executives of the Company responsible for different functional areas. Each of these operations executives have certain responsibilities across all trade shows, and are not organized by legal entity or industry sector. As these functions operate across the entire business and are not responsible for generating trade show revenues, the operations executives are not responsible for managing profitability of their respective functional areas, nor are they responsible for managing profitability by legal entity, industry sector or trade show. Therefore, the three operations executives are not considered segment management.

Securities and Exchange Commission

February 6, 2017

For the reasons described above, management concluded that the Company does not have segment management below the CODM.

Relative to the Company’s three active wholly-owned subsidiaries (Emerald Expositions, LLC, GLM, and Pizza Group, LLC “Pizza”), the Company has maintained separate legal entities for GLM and Pizza solely to prevent incurring legal costs associated with transferring certain acquired contractual rights. However, all of the Company’s trade shows, including those acquired through the GLM and Pizza acquisitions, are fully integrated into the operations and financial reporting systems of the consolidated Company, and all new contracts entered into subsequent to the acquisition of these legal entities are made under the Emerald Expositions, LLC entity name. The Company does not allocate costs or prepare financial information by legal entity and as a result, discrete financial information by legal entity is not prepared or used to manage the business. Therefore, the three legal subsidiaries are not considered operating segments, reporting units or components.

With respect to the Company’s industry sectors, given the more than 50 trade shows and other event related activities operated by the Company, trade show revenues are grouped into six broad industry sectors in order to demonstrate the diversity and nature of the Company’s portfolio of trade shows. The Company does not assign Company personnel by industry sector. These industry sectors do not represent separate business units. Only revenue information by industry sector had been regularly provided to the CODM and the Board of Directors. Additionally, as described below, the CODM evaluates and drives revenues at the trade show level, but manages costs and profitability on a consolidated basis. Therefore, individual industry sectors are not considered operating segments, reporting units or components.

The CODM meets with each of the sales and marketing executives on a weekly basis to review revenue data. Leading up to each trade show staging, the CODM uses this information to evaluate trends in how the trade shows are selling in comparison to the prior year, and to budget. Contracts with exhibit halls and other service providers are typically negotiated years in advance of the actual event, and therefore the trade shows support and benefit from the buying power of the combined business, especially for the principal costs of revenue which include decorating and venue costs of the trade shows. As requested by the Board of Directors, revenue and contribution margin at the individual trade show level for trade shows that occurred in the prior quarter is provided. The CODM is privy to this information as he is a member of the Board of Directors, however, such information is stale by the time it is provided. The CODM is only evaluating individual trade shows based on the revenue data as mentioned above and does not evaluate or manage trade show operating expenses (i.e. facility rental, decorator expense, etc.) at the trade show level. The extensive number of trade shows also prevents the CODM from managing operations by individual trade show. This is consistent with the Company’s reporting structures where five sales and marketing executives are responsible for the revenue of their portfolio of trade shows and the three operations executives are responsible for costs of all trade shows. Further, the Company’s trade shows do not have separate assets or other resources and are therefore dependent on the central operations functions of the Company. As a result, trade show costs are relatively fixed and the strategic focus leading up to any event is maximizing event revenues and revenue per square foot in order to generate a scalable economic return and drive the Company’s consolidated profitability. Therefore, individual trade shows are not considered operating segments, reporting units or components.

The Company’s sole function is the operation and management of similarly functioned trade shows and, when allocating resources and evaluating performance, the CODM uses revenue and consolidated profitability. Of most importance to the CODM when evaluating the Company’s performance is consolidated Adjusted EBITDA, from which enterprise value is derived and from which the Board of Directors evaluates the performance of the Company against its budget. Additionally, consolidated Adjusted EBITDA is used by the Board of Directors in evaluating the CODM’s performance, as demonstrated by the CODM’s annual performance bonus being based on the Company’s performance against consolidated Adjusted EBITDA targets and consolidated revenues. In order to drive consolidated Adjusted EBITDA, the CODM holds the sales and marketing executives accountable for driving trade show revenue and the operations executives accountable for organizing high quality events and leveraging the Company’s buying power to manage operating costs centrally across the business.

Securities and Exchange Commission

February 6, 2017

For the reasons above, the Company concluded that it has only one component and therefore one reporting unit. The Company does not have segment management at the legal entity, industry sector or trade show levels. Further, the CODM does not review discrete financial information or manage the business by its three legal entities, six industry sectors or its more than 50 trade shows, and as a result, these would not meet the definition of operating segments, reporting units or components of the Company.

Stock-Based Compensation, page 60

13.	Please revise your critical accounting policy to include:

•	The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. For example, if you use the income approach, then disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

•	The extent to which the estimates are considered highly complex and subjective.

•	The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response:

The Company has revised the disclosure on page 61 in Amendment No. 1 in response to the Staff’s comment.

Business

14.	Please revise this section to provide additional disclosure about the execution of your trade show operations, including the third-party agents with whom you work to sell space at your trade shows and the sponsorship agreements you enter into with various industry trade associations.

Response:

The Company has revised the disclosure on pages 7, 48 and 68 in Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Shareholders’ Agreement, page 94

15.	Please provide us with additional detail about the nomination and approval rights contained in the Shareholders’ Agreement. We also note your disclosure that Onex-appointed directors have greater voting rights than other members of your board of directors. Please tell us more about how the voting rights of the Onex-appointed directors differ from directors that were not appointed by Onex.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Shareholders’ Agreement currently provides that Onex has the right to designate and approve all members of the board of directors, and all Onex-appointed directors have four votes on each matter that comes before the board of directors. However, the Shareholders’ Agreement also provides that Onex has the right to waive these designation and approval rights. The Company advises the Staff that the Company and Onex are considering certain amendments or waivers of these provisions and will further update disclosure regarding the Shareholders’ Agreement in a subsequent filing. The Company has revised the disclosure on pages 14 and 95 in Amendment No. 1 in response to the Staff’s comment.

Indemnification Agreements, page 95

16.	Please include the information required by Item 404(a), including the names of the officers and the approximate dollar value of the indemnification obligations. If the obligations are not capped, please say so.

Response:

The Company has revised the disclosure on page 96 in Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

February 6, 2017

Audited Consolidated Financial Statements, page F-1

17.	We note that you have provided audited financial statements as of and for the year ended December 31, 2015. Please confirm, if true, that you do not expect to commence your offering until such a time that annual audited financial statements as of and for the year ended December 31, 2016 will be included in the prospectus. If not true, then provide the required annual audited financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not expect to commence the offering until such time as annual audited financial statements as of and for the year ended December 31, 2016 are included in the prospectus.

18.	We note on page ii under Basis of Presentation that the information included in this prospectus will reflect a stock split and a reclassification of all then outstanding common stock into Class B Common stock. Please explain to us when you expect to affect the stock split and how you will reflect it in your historical financial statements. Refer to SAB Topic 4:C. Please also tell us if you intend to reflect the revised voting percentages in the organizational structure chart on page 12.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in a future Amendment, it intends to reflect the stock split and reclassification of all then-outstanding common stock into Class B Common stock in its historical financial statements. The Company has revised the organizational structure chart on page 12 to include both economic ownership and voting power percentages.

Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Goodwill and Trade Name intangibles, page F-10

19.	You state that your annual impairment assessment of Goodwill and indefinite-lived intangibles is performed on October 31 and is based on a two-step method. We understand this to mean that you do not perform a qualitative assessment but proceed directly to a quantitative assessment, please advise if our understanding in not correct. If so, please disclose whether your sole reporting unit/operating segment was at risk of failing step one. If such unit is at risk, please provide a measure of the extent to which fair value exceeded the carrying value as of the most recent test date.

Response:

In response to the Staff’s comment, the Company confirms that management does not perform a qualitative impairment assessment but rather proceeds directly to a quantitative impairment assessment; the Company believes this is the most efficient approach to conducting annual impairment testing in the context of its business. The Company advises the Staff that when it performed the step-one quantitative analysis as of the most recent annual assessment date for the completed fiscal periods presented in the Draft Registration Statement (October 31, 2015), the Company concluded that it had significant headroom when comparing the estimated fair value of goodwill to the carrying value of goodwill. More specifically, the Company determined that the estimated fair value of goodwill of $829.0 million as of October 31, 2015 exceeded the carrying value of $518.7 million by $310.3 million, or 60%. In response to the Staff’s comment, the Company has revised the disclosure on pages 60, F-10 and F-11 in Amendment No. 1 to further clarify that the Company’s annual impairment assessment of goodwill does not include a qualitative assessment as a first step, and that as of the most recent impairment testing date, the Company’s single reporting unit was not at risk of failing step one.

Securities and Exchange Commission

February 6, 2017

20.	We note your statement that management engaged a third party valuation specialist to perform the relief from royalty calculation to determine the implied fair value of the company’s indefinite-lived intangible assets. While you are not required to make reference to an independent third party, if you attribute the determination of a valuation to a third party in a Securities Act filing, you must disclose the name of the independent specialist and provide their consent.

However, if you determined the fair value and in doing so considered or relied in part upon a report from an independent specialist, please revise your disclosure to so indicate and to attribute the determination of the fair value to you. Please see Question 233.02 related to Rule 436 of the Securities Act in the Compliance and Disclosure Interpretations related to Securities Act Rules.

Response:

The Company has revised the disclosure on page F-11 in Amendment No. 1 in response to the Staff’s comment.

Impairment of Long-lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets, page F-11

21.	We note your statement that certain impairment indicators were noted during the year ended December 31, 2015 and none were considered to be triggering events to move to step two of the impairment test. Please explain to us in greater detail what these impairment indicators were and why none were considered to be triggering events for an impairment test.

Response:

The Company advises the Staff that the impairment indicators noted during the year ended December 31, 2015 related to the impairment of its indefinite-lived intangible assets during the same period. In measuring whether indefinite-lived intangible assets are impaired, the Company estimates the value of the assets using a discount rate that references such variables as the Company’s weighted average cost of capital and royalty rate assumptions. As referenced in the Notes to the Consolidated Financial Statements, an increase in the Company’s weighted average cost of capital and a decrease in the royalty rate assumptions used in calculating the fair value of indefinite-lived intangible assets resulted in an impairment of such assets. This impairment was considered to be a potential indicator for impairment of long-lived assets other than goodwill and indefinite-lived intangible assets. However, because the recoverability of assets is evaluated by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset, the increase in the weighted average cost of capital and decrease in the royalty rate assumptions used in performing the quantitative estimation of carrying value does not have a bearing on the recoverability of indefinite-lived intangible assets. As a result, notwithstanding the presence of an indicator of impairment arising from the decrease in the estimated fair value of indefinite-lived intangible assets, which resulted in a reduction of the carrying value of such assets, management concluded that long-lived assets other than goodwill and indefinite-lived intangible assets were not impaired below their recoverable value.

Unaudited Condensed Consolidated Financial Statements

Note 1. Basis of Presentation, page F-40

22.	Please confirm and disclose, if true, that the unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please also confirm and disclose, if true, that all such adjustments are of a normal recurring nature. Otherwise, please furnish information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Rule 3-03(d) of Regulation S-X.

Response:

In response to the Staff's comment, the Company has revised the disclosure on page F-40 in Amendment No. 1 to include a statement indicating that its unaudited financial statements for the interim periods presented reflect all adjustments, which include only normal recurring adjustments, and which are, in the opinion of management, necessary to present fairly the financial statements of the Company.

Securities and Exchange Commission

February 6, 2017

How Events Operations Financial Statements, page F-51

23.	We note that you have included balance sheets for HOW Events Operations (a carve-out of F+W Media, Inc.) as of October 13, 2015 and December 31, 2014 as well as a statement of operations for the period January 1, 2015 through October 13, 2015. Please tell us the reasons for inclusion of these financial statements and specifically the reason(s) for the periods presented. If you presented such financial statements pursuant to Rule 3-05 of Regulation S-X, please advise as to the necessity of presenting pro forma financial statements pursuant to Article 11 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the acquisition of HOW Events Operations was deemed to be significant for purposes of compliance with Rule 3-05 of Regulation S-X. Pursuant to Rule 3-05(b)(3), significance was determined by comparing the most recent annual financial statements of HOW Events Operations (a carve-out of F+W Media, Inc.) to the Company’s most recent annual consolidated financial statements as of the time of the acquisition. Because HOW Events Operations was acquired on October 15, 2015, the most recent annual financial statements for both HOW Events Operations and the Company available at the time of the significance assessment were those for the fiscal year ended December 31, 2014. In performing the significance assessment on the basis of the fiscal year 2014 financial statements, pursuant to Rule 1-02(w), HOW Events Operations was determined to be above the 50% significance level, principally because the Company’s pre-tax income for 2014 was approximately $5.1 million. However, because HOW Events Operations had less than $50 million in net revenue for fiscal 2014, only the latter two years of the three years of required financial statements that would apply are required to be included pursuant to Rule 3-05(b)(2)(iv). In addition, because the results of HOW Events Operations will be reflected in the Company’s audited balance sheet as of December 31, 2016 and in its statement of operations for the full year ending December 31, 2016, upon effectiveness of the Registration Statement the Company will have satisfied its requirement under Rule 3-05 by separately providing the pre-acquisition audited financial statements of HOW Events Operations from January 1 through October 15, 2015.

With respect to the pro forma financial statements that would otherwise be required pursuant to Article 11 of Regulation S-X, the Company further advises the Staff that as a result of the expected inclusion of HOW Events Operations’ results in the Company’s full-year 2016 financial statements at the time that the Registration Statement is expected to be declared effective, the requirements of Article 11 of Regulation S-X will not apply to the HOW Events Operations financial statements.

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Mark Hayek at (212) 859-8890. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel J. Bursky

Daniel J. Bursky

cc:	Lisa Sellars (Securities and Exchange Commission)
Jim Allegretto (Securities and Exchange Commission)
Charlie Guidry (Securities and Exchange Commission)
Lisa Kohl (Securities and Exchange Commission)
Philip Evans (Expo Event Holdco, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)